UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

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☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-14557

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A. Full title of the plan and address of the plan, if different from that of the issuer named below:

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JACUZZI BRANDS, INC.
777 South Flagler Drive, Suite 1100 West
West Palm Beach, Florida 33401

ANNUAL REPORT ON FORM 11-K – ITEM 4

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Annual Report on Form 11-K – Item 4
Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Page
The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statements of Net Assets Available for Benefits	F-2

Statement of Changes in Net Assets Available for Benefits	F-3

Notes to Financial Statements	F-4

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)	F-11
Signatures	F-12
Exhibit 23	F-13
ACCOUNTANTS CONSENT

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Jacuzzi Brands, Inc.

We have audited the accompanying statements of net assets available for benefits of the Jacuzzi Brands, Inc. Retirement Savings & Investment Plan (formerly know as USI Retirement Savings & Investment Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 17, 2004
West Palm Beach, Florida

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$49,615,837	$37,543,424
Participants’ contributions receivable	213,763	–
Employer contributions receivable	322,058	310,853

Total assets	50,151,658	37,854,277
Liabilities
Administrative expenses payable	29,000	27,500

Net assets available for benefits	$50,122,658	$37,826,777

See accompanying notes.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31
2003
Net assets available for benefits at beginning of year	$37,826,777
Additions:
Participants’ contributions	2,947,927
Employer stock contributions	1,142,570
Interest and dividend income	842,026

4,932,523
Deductions:
Distributions to participants	2,961,832
Administrative expenses	46,855
Other disbursements, net	19,783
3,028,470
Net appreciation in fair value of investments	10,391,828

Net assets available for benefits at end of year	$50,122,658

See accompanying notes.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Notes to Financial Statements

1. Description of the Plan

The Jacuzzi Brands, Inc. Retirement Savings & Investment Plan (the “Plan”) is a defined contribution plan sponsored by Jacuzzi Brands, Inc., formerly known as U.S. Industries, Inc., (the “Company”), established in order to encourage and assist employees of various Company wholly-owned subsidiaries in saving and investing payroll withholdings for purposes of receiving retirement benefits.

The following information is included as a general description of the Plan. For more detailed information, the Plan document is available at the Company’s corporate office and at the personnel offices of the participating subsidiaries.

Participation in the Plan is available to all employees of the participating subsidiaries (other than those covered by a collective bargaining agreement, unless such agreement provides for participation) who are at least 21 years of age and who have worked at least 1,000 hours during a consecutive 12-month period.

Participants in the Plan are entitled to authorize a payroll deduction of 1% to 17% of wages in 1% increments for contribution into the Plan. The maximum pre-tax participant contribution allowed in 2003 and 2002 was $12,000 and $11,000, respectively. The Company matches 50% of the first 6% of pre-tax wages contributed by each participant. These matching contributions are invested directly in the Jacuzzi Brands, Inc. company stock fund (see Note 5).

Participant contributions and earnings on those contributions are always 100% vested. A participant becomes 100% vested in Company contributions and earnings three years from the date of hire of the participant or upon retirement, disability or death. Forfeiture of employer nonvested contributions reduce future employer contributions and/or payments for administrative expenses.

Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12-month period.

Participants are entitled to borrow against their account balance with a maximum repayment term of five years. The minimum amount a participant can borrow is $1,000. Total loans to a participant cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The amount of any loan is withdrawn in a ratio that is proportionate to the participant’s balance in each investment fund on the date of the borrowing. Loans bear interest at the Prime lending rate as of the end of the month prior to the date of the loan as published in The Wall Street Journal, plus 1%. As loans are repaid, both the principal and interest are deposited into the participants’ accounts based on their current investment fund elections.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

All investments of the Plan are held by MFS Heritage Trust, which fulfills the custodial responsibilities for the investments. MFS Reliance Trust fulfills all trustee responsibilities. The recordkeeping functions are performed by MFS Retirement Services (MFS).

In 2003, the Plan was amended to comply with changes in the laws, collectively known as “GUST”. In addition, the Plan was amended as follows:

•	To change the name of the Plan to “Jacuzzi Brands, Inc. Retirement Savings & Investment Plan” from “USI Retirement Savings & Investment Plan”.

•	To provide that employees as of January 1, 2003 of Jacuzzi, Inc., Jacuzzi Brothers division of Jacuzzi, Inc. or Jacuzzi Whirlpool Bath, Inc. division of Jacuzzi, Inc. shall automatically be an “Eligible Employee” for all purposes of the Plan. Additionally, the Plan was amended to establish “Catch-Up Contributions” for those eligible employees who attained age 50 before the close of the Plan year.

The Plan provides for investment opportunities in various mutual funds, along with an option to invest in model portfolios sponsored by MFS that allocates total contributions among certain of those funds based on varying levels of risk (conservative, moderate, or aggressive). In addition, participants are eligible to direct their contributions to the Fixed Fund Institutional Series, the Jacuzzi Brands, Inc. Common Stock Fund, and to a self-directed investment option.

The self-directed investment option allows participants access to a wide variety of securities listed on the New York Stock Exchange, American Stock Exchange, The Nasdaq Stock Market, and most over-the-counter markets. It also provides participants with access to a select number of mutual funds.

For all mutual funds, refer to the specific fund’s prospectus and annual report for a full description of each Fund’s investment holdings and significant concentrations of credit risk. The mutual fund prospectus and annual reports can be obtained by contacting the Jacuzzi Brands, Inc. Retirement Savings and Investment Plan Participant Service Center.

At December 31, 2002, the Plan’s net assets were $10,564 higher than net assets in the Form 5500. This amount related to the contributions receivable at that date.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures of employee contributions were used to offset expenses incurred by the Plan. During 2003 and 2002, such forfeitures were $38,176 and $47,728, respectively.

The Plan Sponsor has not expressed any intent to terminate the Plan, but is free to do so at any time. In the event of termination, affected participants automatically become fully vested to the extent of the balances in their individual accounts.

All trustee and recordkeeping expenses related to the administration of the Plan are paid by the Plan itself and are funded, to the extent available, from the application of forfeitures.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of participation units in the common and collective trusts were based on the quoted redemption values for the underlying assets on the last business day of the year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments (including investments bought, sold, as well as held and excluding participant loans of $821,431 in 2003) appreciated in fair value in 2003 by $10,391,828 as follows:

	Net
	Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
	During Year	of Year
Year ended December 31, 2003:
Jacuzzi Brands, Inc. common stock**	$4,905,432	$8,434,866
Cash and cash equivalents	–	119,666
Common and collective trust funds	(95)	12,305,285
Mutual funds	4,451,599	24,259,156
Self-directed investment option:
Domestic governmental obligations/other	(12,586)	167,893
Domestic listed equities	836,068	2,265,054
Mutual funds	211,410	892,168
Cash and short-term investment funds	–	350,318

	1,034,892	3,675,433

	$10,391,828	$48,794,406

**Includes non-participant directed investments.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2003	2002
Mutual funds:
MFS Value Fund A	$11,183,657	$9,110,279
MFS Research International Fund A	3,388,349	2,608,312
Jacuzzi Brands, Inc. Common Stock**	8,434,866	2,806,000
Common and collective trusts:
MFS Fixed Fund Institutional Series	12,305,285	11,901,582

** Includes non-participant directed investments

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Non-Participant Directed Investments

The Plan provides for a participant directed program in that it allows participants to choose among various investment alternatives. The Jacuzzi Brands, Inc. Company Stock Fund is the only fund which also includes non-participant directed investments, which are directed by Jacuzzi Brands, Inc. as specified under the Plan.

Information about the net assets and the significant components of the changes in net assets as of and for the years ended December 31, 2003 and 2002, relating to the Jacuzzi Brands, Inc. Company Stock Fund in the Plan, which includes both participant directed and non-participant directed investments, is as follows:

	Year ended December 31 2003	Year ended December 31 2002
Net assets:
Jacuzzi Brands, Inc. common stock	$8,434,866	$2,806,000
Contribution receivable	322,058	310,853

	$8,756,924	$3,116,853

For the year ending December 31, 2003
Changes in net assets:
Participant contributions	$75,776
Employer contributions	1,142,570
Net realized and unrealized appreciation in fair value	4,905,432
Dividends	5,394
Withdrawals	(413,286)
Interfund transfers	(58,174)
Forfeitures	(16,388)
Administrative expenses	(9,058)
Other receipts (disbursements), net	7,805

Net increase in fair value during the year	$5,640,071

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination from the Internal Revenue Service (IRS) dated July 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will maintain the Plan’s operations in compliance with the Code.

6. Subsequent Events

On March 8, 2004 an amendment to the Plan was made to transfer the account balance of the Jacuzzi Profit-Sharing Plan and Trust, which was terminated January 1, 2003. On March 19, 2004, $822,976 was transferred to the Plan.

On April 16, 2004, an amendment to the Plan changed the definition of an “Eligible Employee.” An employee, who has been employed for 90 days from date of hire, is considered an “Eligible Employee” effective the 1st of the month following the 90-day anniversary. This amendment was effective May 1, 2004.

Supplemental Schedule

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

EIN/PN: 22-3568449/200

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2003

		(c)
		Description of Investment,
	(b)	Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Cash and cash equivalents
*	MFS Money Market fund*		#	$119,666
	Mutual funds
*	MFS Large Cap Growth Fund A	7,134 units	#	73,480
*	MFS Emerging Growth Fund A	2,387 units	#	67,483
*	MFS Bond Fund A	142,545 units	#	1,867,333
*	MFS Research Fund A	352 units	#	6,152
*	MFS Total Return Fund A	79,816 units	#	1,205,219
*	MFS Growth Opportunities Fund A	6,977 units	#	56,025
*	MFS High Income Fund A	49,846 units	#	197,390
*	MFS Capital Opportunities Fund A	1,421 units	#	16,910
*	MFS Global Growth Fund A	1,847 units	#	31,388
*	MFS Utilities Fund A	18,703 units	#	160,475
*	MFS Mid Cap Growth Fund A	18,971 units	#	148,167
*	MFS Strategic Growth Fund A	3,951 units	#	70,085
*	MFS Core Growth Fund A	122,853 units	#	1,841,565
*	MFS Value Fund A	549,836 units	#	11,183,657
*	MFS New Discovery Fund A	38,593 units	#	592,404
*	MFS Technology Fund A	59,878 units	#	538,904
*	MFS Research International Fund A	246,246 units	#	3,388,349
*	Investment Company of America	15,480 units	#	446,453
*	PIMCO Small Cap Value Fund A	63,334 units	#	1,587,153
*	ING Convertible Fund A	19,525 units	#	358,284
*	Lord Abbet Affiliated Fund A	21,116 units	#	286,128
*	MFS Strategic Value Fund A	9,588 units	#	136,152

				24,259,156
	Company common stock
*	Jacuzzi Brands, Inc. Company Stock Fund Common and collective trusts	443,592 units	4,043,561	8,434,866
*	MFS Fixed Fund Institutional Series Equity securities	12,305,285	N/A	12,305,285
	Brokerage access-self directed investments	3,675,433	N/A	3,675,433
*	Participant loans	5.0% to 12.5%	N/A	821,431

	Total investments			$49,615,837

* Indicates party-in-interest to the Plan.

# Cost information has not been included because investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
Date: June 28, 2004
	By:	/s/ Lisa A. Casey
Name: Lisa A. Casey Title: Director of Compensation and Benefits